Morgan, Lewis & Bockius

19th Floor, Edinburgh Tower

The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

January 13, 2025

Confidential

Ms. Ta Tanisha Meadows

Ms. Joel Parker

Mr. Scott Anderegg

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ELC Group Holdings Ltd.
Response to the Staff’s Comments on Draft Registration Statement on Form F-1 Submitted November 27, 2024 CIK No. 0002039096

Dear Ms. Meadows, Ms. Parker, Mr. Anderegg and Ms. Beech:

On behalf of our client, ELC Group Holdings Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 20, 2024 on the Company’s draft registration statement on Form F-1 confidentially submitted on November 27, 2024. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

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Draft Registration Statement on Form F-1 Submitted November 27, 2024

Overview, page 1

1.	Please provide your definition of “artificial intelligence” in the context of your business and enhance your disclosure to provide an update on the stage of product development for your “EL Connect App.” Include an appropriate risk factor addressing the material risks to your business, operations, and financial condition in connection with the use and development of products using generative artificial intelligence technology, as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 11, 58 and 71 of the Revised Draft Registration Statement.

2.

We note your disclosure here and on pages 39 and 58 that “we derive our revenue primarily from the following sources: (i) manpower supply services - which provides part-time manpower to customers on our employment and recruitment portal “EL Connect Mobile”; (ii) manpower contracting services - which provides cleaners for cleaning services...” Revise to clarify, as you do on page 42, that you ceased providing manpower contracting services in March 2024 after your project with the customer ended, and clarify, if true, that such customer represented 34% of your revenue in 2024.

In response to the Staff’s comment, the Company has revised the disclosure on pages 39 and 58 of the Revised Draft Registration Statement.

Prospectus Summary, page 1

3.	In light of your dual-class capital structure, please revise your disclosure in your prospectus summary and risk factors as follows:

●	Please disclose the percentage of outstanding shares the Class B ordinary shareholders must maintain to continue control the outcome of matters submitted to shareholders for approval;
●	Please disclose that your capital structure may have anti-takeover effects preventing a change in control transaction that Class B ordinary shareholders might consider in their best interest;
●	Please disclose your controlling shareholders’ ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets and add a comparable risk factor;
●	Please provide a risk factor that reflects the risk to Class A ordinary shareholders due to your disparate voting rights structure;
●	Lastly, disclose that future issuances of Class B ordinary shares may be dilutive to Class A ordinary shareholders.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 25 of the Revised Draft Registration Statement.

Key Operating Data, page 8

4.	We note your reference to “deployment hours” and “yearly deployment.” To provide more context for the related figures, please revise to define these terms.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Revised Draft Registration Statement.

Risk Factors

A loss or reduction in revenues from large client accounts..., page 12

5.	Please enhance this risk factor to detail how many large customers you have and the percentage of your business that they represent.

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Revised Draft Registration Statement.

Special Note Regarding Forward-Looking Statements And Industry Data, page 31

6.	In the second to the last sentence of the paragraph, you state that you “have not independently verified the data.” Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete this statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Revised Draft Registration Statement.

Capitalization, page 34

7.	Please include outstanding debt in your total capitalization.

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Revised Draft Registration Statement.

Dilution, page 35

8.	Please remove deferred offering costs from your calculation of net tangible book value.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

9.	If applicable, please revise your disclosure to clarify whether inflation has had or is expected to have a material impact on your operations and results. In this regard, we note your related inflation risk factor on page 19.

In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the Revised Draft Registration Statement.

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10.

We note that revenues are down for the fiscal year ended June 30, 2024, representing a decrease of 22.2% compared to fiscal year ended June 30, 2023 mainly attributable to the decreased demand for your cleaning services manpower. Discuss whether this trend or any known trends may be impacting your performance with a view to understanding how and whether such trend may impact your profitability in the future. For example, we note your disclosure that you ceased providing manpower contracting services in March 2024 after your project with the customer ended, and it appears that such customer represented 34% of your revenue for 2024.

In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Revised Draft Registration Statement.

Revenue

(i) Manpower supply service, page 41

11.	You state that completed job orders had increased from 12,021 orders in fiscal year 2023 to 21,016 orders in fiscal year 2024. Please tell us how completed job orders relates to the yearly deployments disclosed on page 38.

The Company advises the Staff that the completed job orders and the yearly deployments are interrelated with a reciprocal relationship, but they represent different metrics. The completed job orders refer to the total number of individual job orders completed through the Company’s platform in a given fiscal year. Each job order corresponds to a single role per day. If a customer requests multiple roles (e.g., three waiters and two cleaners) on the same day, separate job orders will be created for each role. Thus, the number of completed job orders reflects the total number of unique roles filled on a daily basis. On the other hand, the yearly deployments represent the total number of freelancer assignments facilitated through the Company’s platform. A single job order can involve multiple deployments if it requires more than one freelancer to complete the task. For example, if a customer requests three waiters and two cleaners for a single day, this would result in two separate job orders (one for the waiter role and one for the cleaner role) and five deployments (three for the waiters and two for the cleaners).

Related Party Transactions, page 86

12.	Revise to provide disclosure in this section for the period since the beginning of your preceding three financial years up to the date of the document. In this regard, it appears you have only provided disclosure for the 2023 and 2024 fiscal years.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Revised Draft Registration Statement.

Description of Share Capital, page 87

13.	Revise to describe any sunset provisions that limit the lifespan of your Class B Ordinary Shares.

The Company advises the Staff that there are no sunset provision that limit the lifespan of its Class B Ordinary Shares in its constitutional document.

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

2.4 Foreign currency translation, page F-8

14.	You state that the United States Dollar is your reporting currency. Yet in Note 7, 8, 9, 10 and 11 you present S$ with US$ approximations. Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page F-16, F-17, F-18 and F-19 of the Revised Draft Registration Statement.

Note 11. Equity, page F-19

15.	Please disclose all pertinent rights and privileges of your Class A and Class B ordinary shares. Refer to ASC 505-10-50-3.

In response to the Staff’s comment, the Company has revised the disclosure on page F-19 of the Revised Draft Registration Statement.

General

16.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Leann Koh Bee Khee, Chief Executive Officer and Director, ELC Group Holdings Ltd.
Mitchell S. Nussbaum. Angela Dowd, Lili Taheri and Julia Aryeh, Loeb & Loeb LLP

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